UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

INDIVIOR PLC
(Name of Issuer)

Ordinary Shares, $0.50 nominal value per share
(Title of Class of Securities)

G4766E116
(CUSIP Number)

July 9, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree Value Opportunities Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,438,996

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,438,996

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,438,996

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 133,895,931 Ordinary Shares outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree London Liquid Value Opportunities Fund (VOF), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,351,370

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,351,370

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,351,370

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Phoenix Investment Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
268,780

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
268,780

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
268,780

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.20%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,316,274

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,316,274

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,316,274

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Fund GP I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
8,059,146

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
8,059,146

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,059,146

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,375,420

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,375,420

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,375,420

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,375,420

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,375,420

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,375,420

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
9,375,420

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
9,375,420

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,375,420

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Calculated based on 133,895,931 Ordinary Shares, outstanding as of July 12, 2024, as disclosed in the Issuer’s Form 6-K filed with the SEC on July 16, 2024.

Item 1(a).	Name of Issuer

Indivior PLC (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10710 Midlothian Turnpike, Suite 125
North Chesterfield, VA 23235

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Oaktree Value Opportunities Fund, L.P (“OVO Fund”);
(ii)	Oaktree London Liquid Value Opportunities Fund (VOF), L.P. (“VOF”);
(iii)	Oaktree Phoenix Investment Fund, L.P. (“OPI Fund”);
(iv)	Oaktree Capital Management, L.P. (“OC Management”);
(v)	Oaktree Fund GP I, L.P. (“Oaktree GP I”), as indirect general partner of OVO Fund, VOF and OPI Fund;
(vi)	Oaktree Capital Holdings, LLC (“OC Holdings”), as indirect general partner of OVO Fund, VOF, OPI Fund and Oaktree GP I;
(vii)	Oaktree Capital Group Holdings GP, LLC (“OC Group Holdings”), in its capacity as the indirect owner of Class B Units of OC Holdings;
(viii)	Brookfield Asset Management ULC (“Brookfield”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The address of the principal business office of Brookfield is:

Brookfield Place, Suite 100
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3

The address of the principal business office of the other Reporting Persons is:

333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90071

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, $0.50 nominal value per share.

Item 2(e).	CUSIP Number

G4766E116

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The Reporting Persons hold an aggregate 9,375,420 Ordinary Shares, which constitutes 7.0% of the outstanding shares. The reported securities are held by the Reporting Persons as follows:

•	OVO Fund is the direct holder of 5,438,996 Ordinary Shares.

•	VOF Fund is the direct holder of 2,351,370 Ordinary Shares.

•	OPI Fund is the direct holder of 268,780 Ordinary Shares.

•	OC Management is the investment manager to Boston Patriot Arlington St LLC, an SMA account which directly holds 1,316,274 Ordinary Shares.

•	Oaktree GP I is the indirect general partner of OVO Fund, VOF, and OPI Fund, and as such may be deemed to beneficially own an aggregate of 8,059,146 Ordinary Shares.

•	OC Holdings is the indirect general partner of OVO Fund, VOF, OPI Fund, and Oaktree GP I, and as such may be deemed to beneficially own an aggregate of 9,375,420 Ordinary Shares.

•	OC Group Holdings is the indirect owner of the Class B Units of OC Holdings, and as such may be deemed to beneficially own an aggregate of 9,375,420 Ordinary Shares.

•	Brookfield is the indirect owner of the Class A1 Units OC Holdings, and as such may be deemed to beneficially own an aggregate of 9,375,420 Ordinary Shares.

Each of the Reporting Persons disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission of such beneficial ownership for the purposes of Section 13(d) or 13(g) of the Exchange Act.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2024

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE LONDON LIQUID VALUE OPPORTUNITIES FUND (VOF), L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE PHOENIX INVESTMENT FUND, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP I, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of July 16, 2024

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Ordinary Shares, nominal value $0.05 per share, of Indivior PLC (this “Agreement”), is being filed, and all amendments thereto will be filed, by Oaktree Capital Holdings LLC as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: July 16, 2024

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE LONDON LIQUID VALUE OPPORTUNITIES FUND (VOF), L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE PHOENIX INVESTMENT FUND, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE FUND GP I, L.P.

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

	By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name: Henry Orren
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Managing Director, Legal & Regulatory